UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 15, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  March 22, 2010

Exhibit No.	Description
1.	Press release, dated March 15, 2010.

Jinpan International Reports Fourth Quarter and Full Year 2009 Financial Results

-Full Year Net Sales Increased 3.2% to $158.9 Million -

-Full Year Net Income Increased 46.4% to $29 Million -

-Company Provides Full Year 2010 Financial Guidance -

CARLSTADT, N.J., March 15 -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced consolidated financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter 2009 Results

Net sales for the fourth quarter were $41.7 million, a 7.1% decrease from $44.9 million in the same period last year.  The decrease in sales was in line with expectations and was a result of downward pressure on raw materials prices passed onto customers in the form of lower unit prices.  In the fourth quarter, net sales outside of China decreased 70% to $2.0 million, or 4.8% of net sales, compared to $7.1 million, or 15.8% of net sales in the same period last year. The decrease in international sales was primarily the result of a higher percentage of sales shipped in the first three quarters of 2009 versus 2008 where 36% of our international sales shipped in the fourth quarter.   Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $35.7 million, or 85.6% of net sales in the fourth quarter.  Wind energy products represented $6.0 million, or 14.4% of net sales in the fourth quarter.

Gross profit in the fourth quarter increased 27.3% year over year to $17.2 million from $13.5 million, and gross profit margin increased 11.1% year over year to 41.3% from 30.2%. In spite of lower unit sales pricing, the Company benefited from a lower cost of sales on an absolute basis due to lower raw material prices compared to the same period last year.

Selling and administrative expenses in the fourth quarter were $11.4 million, or 27.3% of net sales, compared to $8.0 million, or 17.8% of net sales in the same period last year.  Selling and administrative expenses increased primarily due to new development initiatives and additional overhead costs at the Company's  Shanghai facility, which were not operational during the year 2008.

Operating income increased 5.6% to $5.9 million, or 14.1% of net sales, from $5.5 million, or 12.4% of net sales in the same period last year.

Net income for the fourth quarter increased 1.2% to $6.2 million, or $0.77 per diluted share, from $6.2 million, or $0.75 per diluted share, in the same period last year.  Fourth quarter net income as a percentage of net sales was 15.0%, compared to 13.8% in the same period last year.

Fiscal 2009 Results

For the full year, total sales increased 3.2% to $158.9 million from $154.0 million in the prior year.

Gross profit in 2009 increased 37.5% year-over-year to $67.2 million from $48.9 million and gross profit margin increased by 33.2% year over year to 42.3% from 31.7%.

Selling and administrative expenses in 2009 were $36 million or 22.7% of net sales, compared to $26.2 million, or 17.0% of net sales, in the prior year.

Operating profit in 2009 increased 37.5% to $31.1 million, or 19.6% of net sales, compared to $22.7 million, or 14.7% of net sales, in the prior year.

Net income in 2009 increased 46.4% to $29.0 million, or $3.56 per diluted share, compared to $19.8 million, or $2.43 per diluted share, in the prior year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We are pleased with our fourth quarter and full year 2009 financial results.  In spite of a difficult global environment, we were able to achieve record annual results and have had substantial success increasing our overall base of customers. We continue to see strong demand for both our traditional cast resin transformers and wind energy equipment as the number of customers and product applications continue to expand. Our balance sheet remains healthy and provides the company with ample financial flexibility even as our size and operating structure have increased.  We ended 2009 with a strong cash position of nearly $24 million, $1.6 million in bank loans which is an 86% reduction from the prior year, and notes payable of $5.0 million which is an 81% reduction compared to the 2009 third quarter reporting period.

"In order to meet the growing needs of power generation equipment among our customers, we remain highly focused on our research and development initiatives.  We have pursued these initiatives on a standalone basis as well as with our partners.  We are currently working with a major OEM to develop new power electrical equipment and are also researching new ways to develop more efficient and effective products for our customers.   We are encouraged with the potential of some of our latest efforts which we hope to commercialize later in 2010."

Balance Sheet

As of December 31, 2009, the Company had $23.7 million in cash and cash equivalents, compared to $15.4 million at December 31, 2008. The Company's accounts receivable on December 31, 2009 totaled $64.2 million, compared to $58.8 million at December 31, 2008.  Notes payable in the 2009 fourth quarter decreased sequentially by 81% to $5.0 million compared to $26.4 million at the end of September 30, 2009.  Total bank loans outstanding at December 31, 2009 decreased to $1.6 million compared to $11.7 million in the prior year fourth quarter period.

Financial Outlook

For the full year 2010, the Company currently anticipates a net sales increase of approximately 10%-15% over 2009 sales, gross profit to range from 34%-37%,  and net income growth of approximately 2% to 5% over 2009 net income results.

Mr. Li continued, "We believe that 2010 will be another strong year for our business.  We expect to ship a greater number of units in 2010 at a slightly lower sales cost due to competitive pressures associated with lower raw materials prices.  Our cast resin transformer business is expected to generate roughly 75% to 80% of total sales and wind power applications expected to contribute roughly 20% to 25% of total sales.  Our customer base is expanding both domestically and abroad and we believe we are taking market share from our competitors due to our high quality products, customer service and quick adoption to customer product needs.  We continue with our expansion efforts to capitalize on compelling market opportunities in our cast resin transformer and wind energy businesses and believe that we're positioning Jinpan to capture additional market share in the months and years to come."

Foreign Currency Translation

Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.827 to 1 US dollar as of December 31, 2009. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which is RMB 6.825 to 1 US dollar for the period from January 1, 2009 to December 31, 2009. Equity transactions are translated using historical rates.

Conference Call Information

Jinpan's management will host an earnings conference call on March 15, 2010 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing 1-719-325-4807. A webcast will also be available via the Company's website at http://www.jstusa.net or at www.viavid.net.  A replay of the call will be available through March 29, 2010.  Listeners may access the replay by dialing #1-719-457-0820, access code: 7465353.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world.  Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure;

•	development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2008 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Twelve Month Periods Ended December 31, 2009

	Three months ended Dec 31 2009		Three months ended Dec 31 2008		Twelve months ended Dec 31 2009		Twelve months ended Dec 31 2008
(In thousands, except per share data)
	US$		US$		US$		US$

Net sales		41,689		44,853		158,879		153,979
Cost of Goods Sold		(24,455)		(31,315)		(91,699)		(105,104)

Gross Margin		17,234		13,538		67,180		48,875

Operating Expenses
Selling and administrative		(11,373)		(7,989)		(36,035)		(26,217)
Operating income		5,861		5,549		31,145		22,658

Interest Expenses		-		(274)		(212)		(1,195)
Other Income		636		1,103		1,032		1,689

Income before income taxes		6,497		6,378		31,965		23,152

Income taxes		(252)		(207)		(2,993)		(3,364)

Net Income		6,245		6,171		28,972		19,788

Earnings per share

-Basic	$	US0.78	$	US0.77	$	US3.62	$	US2.47

-Diluted	$	US0.77	$	US0.75	$	US3.56	$	US2.43

Weighted average number of shares

-Basic		8,014,076		7,985,080		8,014,076		7,985,080

-Diluted		8,134,720		8,130,598		8,134,720		8,130,598

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)

	December 31 2009	December 31 2008
(In thousands)	US$	US$
Assets

Current assets:

Cash and cash equivalents	23,664	15,408
Restricted Cash	2,085	1,331
Accounts receivable, net	64,173	58,793
Inventories	25,618	31,868
Prepaid expenses	9,780	4,713
Other receivables	9,732	7,317

Total current assets	135,052	119,430

Property, plant and equipment, net	26,716	18,213

Construction in progress	1,811	6,055

Land use right	5,991	6,098
Intangible asset-Goodwill	12,340	12,348
Deferred tax assets	351	301

Total assets	182,261	162,445

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	-	11,726
Accounts payable	10,385	11,300
Notes Payable	5,009	-
Tax Payable	1,837	3,671
Advance from customers	3,996	7,828
Other Payable	23,453	20,733

Total current liabilities	44,680	55,258

Long-Term Loan	1,643	-
Shareholders' equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares -8,218,501 in 2009 and 8,189,684 in 2008	74	73

Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 3,044 in 2008 and 2009	-	-

Additional paid-in capital	35,525	34,035
Reserves	3,906	3,906
Retained earnings	87,325	60,296
Accumulated other comprehensive income	8,764	8,812

	136,448	107,976
Less: Treasure shares at cost, common stock-131,653 in 2009 and 202,470 in 2008	(510)	(789)

Total shareholders' equity	135,938	107,187

Total liabilities and shareholders' equity	182,261	162,445

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2009 (Unaudited)

	Year ended December 31 2009	Year ended December 31 2008
(In thousands)	US$	US$
Operating activities
Net income	28,972	19,788
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	3,738	1,661
Provision for Doubtful Debt	339	(198)
Loss on disposal of fixed assets	(4)	10
Deferred Income Tax	(51)	543
Stock-based compensation cost	908	93
(Gain) from sales of available-for –sales securities	-	(10)
Changes in operating assets and liabilities
Restricted Cash	(754)	178
Accounts receivable	(5,759)	(12,165)
Notes receivable	(2,426)	(3,061)
Inventories	6,231	(4,198)
Prepaid expenses	(5,072)	3,654
Other receivables	6	(933)
Accounts payable	(908)	4,337
Note Payable	5,011	-
Income tax	(1,833)	1,117
Advance from customers	(3,829)	2,773
Other liabilities	2,766	4,547

Net cash provided by operating activities	27,335	18,136
Investing activities
Purchases of property, plant and equipment	(8,017)	(15,838)
Proceeds from sales of property, plant and equipment	109	2
Payment for construction in progress	-	(2,868)
Proceeds from sales of available-for–sales securities		210

Net cash (used in) investing activities	(7,908)	(18,494)
Financing activities
Proceeds from bank loan	6,495	41,698
Repayment of bank loan	(16,574)	(40,569)
Issued shares from treasury stock	557	-
Proceeds from exercise of stock options	306	-
Dividends paid	(1,942)	(1,940)

Net cash (used in)/provided by financing activities	(11,158)	(811)
Effect of exchange rate changes on cash	(13)	872

Net increase/(decrease) in cash and cash equivalents	8,256	(297)
Cash and cash equivalents at beginning of year	15,408	15,705

Cash and cash equivalents at end of the period	23,664	15,408

Interest paid	257	1,204
Income taxes paid	4,316	108

SOURCE Jinpan International Ltd.